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December 14, 2016

BY EDGAR AND COURIER

Mr. Coy Garrison, Ms. Nicole Collings, Mr. Isaac Esquivel and Ms. Jaime John

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Farmland Partners Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed December 5, 2016

File No. 333-213925

Form 10-K for the Fiscal Year Ended December 31, 2015

Form 10-Q for Fiscal Quarter Ended September 30, 2016

File No. 001-36405

Dear Mr. Garrison, Ms. Collings, Mr. Esquivel and Ms. John:

This letter is submitted on behalf of our client, Farmland Partners Inc. (the “Company” or “FPI”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 12, 2016 (the “Comment Letter”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-4, which was filed with the Commission on December 5, 2016 (“Amendment No. 2”), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Form 10-Q”).  The Company is concurrently filing on EDGAR Amendment No. 3 to its Registration Statement on Form S-4 (“Amendment No. 3”), which includes changes to Amendment No. 2 in response to the Staff’s comments.  We have enclosed with this letter a marked copy of Amendment No. 3, which reflects all changes to Amendment No. 2.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments to Amendment No. 2, the Form 10-K and the Form 10-Q refer to the Initial Filing and page references in the responses below refer to Amendment No. 3.  Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 3, the Form 10-K or the Form 10-Q, as applicable.

Form S-4 Filed November 16, 2016

Unaudited Comparative Per Share Information, page 27

1.                                      We note your response to prior comment 1. Please revise your presentation to clarify that the pro forma book value per common share does not reflect the issuance of the OP Units because their inclusion would be anti-dilutive.

Response to Comment No. 1

In response to the Staff’s comment, the Company has updated the disclosure on page 28 of Amendment No. 3.

Form 10-K for the Fiscal Year Ended December 31, 2015

Non-GAAP Financial Measures, page 69

2.                                      We note your response to prior comment 11 of our letter dated November 2, 2016. We are still reviewing your response and may have additional comments.

Response to Comment No. 2

We respectfully acknowledge the Staff’s comment.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 5 — Real Estate, page 14

3.                                      We note from your response to prior comment 7 that 56% of the acreage related to the Forsythe Farms acquisition was leased to tenants of the prior owner. Please tell us the consideration you gave to concluding that customer relationships are a process in your analysis of accounting for the acquisition.

Response to Comment No. 3

In the Company’s analysis of whether the Forsythe Farms acquisition should be considered an asset acquisition or a business combination, the Company examined the guidance in FASB Accounting Standards Codification Topic 805-10-55-4 (“ASC 805-10-

55-4”) and FASB Accounting Standards Codification Topic 805-10-55-5 (“ASC 805-10-55-5”). ASC 805-10-55-4 requires an acquirer to consider whether there are inputs, outputs and processes acquired in a transaction that would cause the acquisition to be classified as a business combination. A business exists if inputs and processes applied to those inputs have the ability to create outputs. ASC 805-10-55-5 states that a business exists if a “market-participant” is capable of managing the acquired group to provide a return (i.e. if the buyer would be able to integrate the acquired group with its own inputs and processes).

The Company considered whether the Forsythe Farms’ prior owner’s relationships with its tenants were a process that could produce an output and whether a market-participant could use any of the Forsythe Farms’ prior owner’s tenant relationships to provide a return. After reviewing the assets acquired in the Forsythe Farms acquisition, the Company determined that the Forsythe Farms’ prior owner’s relationships with its tenants were not a process that could produce a valuable output for the Company and that a market-participant could not use the Forsythe Farms prior owner’s tenant relationships to its benefit for the following reasons:

•                  The mere existence of the Forsythe Farms’ prior owner’s relationships with its tenants would not result in an output.  Lease payments are outputs that generate returns for the Company.  As noted in our response to prior Comment 7, all of the leases with the Forsythe Farms’ prior owner had expired pursuant to their terms. Without a signed lease in place, the previous tenants would not be able generate returns for the Company or any market-participant.

•                  There was no guarantee that the previous tenants would lease the property from the Company or any market-participant simply because they had leased the property in the past.  Several factors cast substantial doubt on whether the existing tenants would remain in place.  The tenants’ leases with the Forsythe Farms’ prior owner expired in December 2015, and the acquisition occurred in early March 2016 (a time of year in which no work typically occurs at the farms).  Because no work had been done on the farms by the previous tenants in preparation for the 2016 crop year, there was no incentive to sign a lease and no implied penalty as a result of not signing a new lease with the Company.  Likewise, the tenants were not at risk of losing money that they had incurred to prepare for the 2016 crop year.

•                  The leases between the Forsythe Farms’ prior owner and the previous tenants had several terms that were not considered market terms in the farming region where the Forsythe Farms are located.  As detailed in our response to prior Comment 7, the Company determined that the Forsythe Farms’ prior owner’s relationship with tenants was fundamentally different from the Company’s relationship with tenants. For example, the terms of the leases between the Forsythe Farms’ prior owner and its tenants required the Forsythe Farms’ prior owner to provide a significant number of other services to the tenants, such as marketing the tenants’ crops and providing access to crop drying and storage facilities.  Because the majority of these farmers do not own their own drying and storage facilities, this requires significant additional costs to be borne by them under the Company’s leases.  The Forsythe Farms’ prior owner also negotiated directly with large commercial buyers to sell each tenant’s crops directly rather than the tenant having to sell its crops through an exchange. Because the majority of these farmers did not have relationships with agricultural commodities trading and processors and will be required to sell as individuals, the pricing is not as favorable on these crops. In addition, the Forsythe Farms’ prior owner paid for several input costs, including tenant improvements, fertilizer and seed that must now be borne by the tenant and are considered significant. The result of all of these changes in the business arrangements are substantive in the eyes of the tenant and therefore created substantial doubt about whether the tenant would renew. In addition, the Forsythe Farms’ prior owner had structured all of the leases as interest-bearing notes which had embedded leases and therefore the Company’s lease terms and forms are substantially different from those of the Forsythe Farms’ prior owner. The tenants do not receive any of the services that the Forsythe Farms’ prior owner provided under their leases with the Company, which is a practice consistent with the Company’s intention to maintain its status as a REIT for U.S. federal income tax purposes. In addition, the new lease structure changed the timing of payments under leases to require more upfront payments rather than receiving cash at the end of the lease term. As such, the cash flow of each of the tenants would be significantly and substantively impacted, which resulted in many of the tenants electing not to renew. Also, leases for approximately 37% of acres were changed to include crop sharing provisions.  Both of those changes were made to better align the leases with prevailing practices in the region where the Forsythe Farms are located, and the Company believes that other market-participants would have negotiated similar changes in such leases.  Because those changes in the leases were so significant to the tenants, additional doubt was created as to whether tenants would remain in place once the Company acquired the Forsythe Farms since the services the tenants would receive from the Company differed greatly from services that they received in the past from the Forsythe Farms’ prior owner. For these reasons, 44% of the acreage has a different tenant than it did under the Forsythe Farms’ prior owner as discussed in our response to prior Comment 7.

•                  As a result of the need to change lease terms to be more in line with prevailing practices in the region where the Forsythe Farms are located, the Company undertook due diligence on the creditworthiness of each tenant given the changes outlined.  As a result of taking a portion of the lease payments in revenue share, the Company also undertook due diligence that examined the tenants’ ability to grow crops in the region.  These same activities would have been required to be undertaken by any market-participant and are not easily replicated as the evaluation of the tenants’ creditworthiness and farming ability is a specialized skillset that few individuals possess.  As noted above, the leases themselves would have needed to be negotiated by any market-participant and the accompanying due diligence capabilities were not part of the acquisition nor are they easily replicated by a market-participant.

•                  The Company also considered a scenario in which a market-participant might purchase the Forsythe Farms to generate farming revenue as the output.  Because these farms were acquired after harvest and during the winter when no farming activities can take place since the ground is still frozen, there were no processes that were acquired (for example growing crops) that could generate farming revenue as an output and a market-participant could not replace those processes at the date of acquisition.  Therefore, the Company considered these farms to be akin to vacant properties with no ability to produce revenue at the date of acquisition, which would be accounted for as asset acquisitions.

As a result of these factors along with the factors detailed in its response to prior Comment 12 in the letter dated November 15, 2016 and its response to Comment 7 in the letter dated December 5, 2016, the Company determined that the Forsythe Farms acquisition should be accounted for as an asset acquisition rather than a business combination.

Furthermore in its analysis of the fair value of the assets and liabilities of the Forsythe Farms as of the acquisition date, the Company examined whether customer relationships existed and whether these relationships represented an asset that was acquired in the transaction. While contractual relationships no longer existed (as all contracts had expired pursuant to their terms), the Company considered whether the information on the pre-existing tenants could be deemed a customer list and whether this list met the separability criterion set forth in FASB Accounting Standards Codification Topic 805-20-55-3 (“ASC 805-20-55-3”).

ASC 805-20-55-3 notes the separability criterion to mean that an acquired intangible asset is capable of being separated or divided from the acquiree and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, identifiable asset, or liability. A customer list may be considered a separable intangible asset under certain circumstances.

The Company ultimately concluded that the pre-existing tenants did constitute a customer list. However, the Company determined that this list was not separable because the Company could not observe sales or exchanges in the market for the pre-existing tenant list or similar lists. The Company also determined that, if a potential asset did exist, it would have no value even if combined with other assets acquired in the Forsythe Farms transaction. In making its determination the Company noted that the tenant list could not be sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, identifiable asset, or liability for the following reasons that are also stated above:

1.              information about potential tenants is readily and publicly available through various sources, including US Farmdata;

2.              there is an ample supply of farmers in the Forsythe Farms’ region due to the overall quality of farmland;

3.              the vacancy rate in the areas that the farms are located are near zero;

4.              there are a number of replacement tenants who have the necessary farming skills to farm land in the region;

5.              there are well established markets for crops produced in this region; and

6.              any downtime related to releasing the farms would be minor given the low vacancy rates and the availability of replacement tenants.

While the Company leased 56% of the acreage of the Forsythe Farms to tenants of the Forsythe Farms’ prior owner, the Company ultimately determined that there was no value that could be assigned to these pre-existing relationships.

* * *

The Company respectfully believes that the proposed modifications to Amendment No. 2 made in Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Paul A. Pittman Farmland Partners Inc.
Luca Fabbri Farmland Partners Inc.
John T. Haggerty Goodwin Procter LLP
Lauren C. Bellerjeau Morrison & Foerster LLP

Enclosure (1)